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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       J.B. HUNT TRANSPORT SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   445658-10-7
                                 (CUSIP Number)

                                Mr. Charles Price
                         Wright, Lindsey & Jennings LLP
                          200 West Capitol, Suite 2300
                        Little Rock, Arkansas 72201-3699
                                  501-371-0808
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

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                                  SCHEDULE 13D

CUSIP No.   137694

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1)   NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)
     E. Wayne Garrison
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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [X]
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3)   SEC USE ONLY

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4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
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5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

     Not applicable
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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                (7)  SOLE VOTING POWER
                     4,173,190
  NUMBER OF     ----------------------------------------------------------------
   SHARES       (8)  SHARED VOTING POWER
BENEFICIALLY         6,000
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING     (9)  SOLE DISPOSITIVE POWER
   PERSON            4,173,190
    WITH        ----------------------------------------------------------------
                (10) SHARED DISPOSITIVE POWER
                     6,000
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,179,190
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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
     Not applicable
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.21%
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(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock $.01 par value ("Common Stock") of J.B. Hunt Transport Services, Inc. (the "Issuer"). The CUSIP number of the Issuer's single class of Common Stock is 445658-10-7. The executive offices of the Issuer are located at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name: E. Wayne Garrison

         (b) Business address: 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745.

         (c)      Present Occupation: Chairman of the Board.

         (d) Mr. Garrison has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Garrison was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: Mr. Garrison is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The transaction described below does not require an expenditure of funds. See "Purpose of the Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

         On October 30, 2003, E. Wayne Garrison entered into a three year pre-paid forward sale contract ("Contract") with Bear Stearns Bank PLC ("Bear"). Pursuant to the Contract, Mr. Garrison will sell up to 400,000 shares of Common Stock of J.B. Hunt Transport Services, Inc. to Bear in November, 2006. In consideration for his agreement under the Contract, Mr. Garrison will receive approximately 90% of the proceeds from the sale as a pre-payment. The actual number of shares that Mr. Garrison will deliver depends upon the closing price of the common stock at the end of the Contract term. Mr. Garrison has pledged 400,000 shares of common stock to Bear as security for his obligation to deliver shares at the termination of the Contract. The pricing terms of the Contract are confirmed in the confirmation attached as Exhibit (1.).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Garrison beneficially owns 4,173,190 shares of common stock of the Company which represents 5.21% of the shares of common stock outstanding. Mr. Garrison disclaims beneficial

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ownership of 6,000 shares of common stock of the Company held in the names of his spouse and daughter.

         (b) E. Wayne Garrison is the beneficial owner of 4,179,190 shares of common stock of the Company, which represents 5.21% of the outstanding shares of the Company.

         (c) Other than as described in this filing, Mr. Garrison has had no transaction in the common stock of the Company in the past sixty days.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The confirmation executed by Mr. Garrison and described in Item 4 is attached as an exhibit to this filing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (1) Confirmation between Bear Stearns Bank PLC and E. Wayne Garrison dated November 6, 2003.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 7, 2003
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/s/ E. WAYNE GARRISON
----------------------------------------
E. Wayne Garrison

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